M-real Corporation Stock Exchange Bulletin 21.3.2007

Standard & Poor's downgrades M-real's credit rating

Standard & Poor's has today downgraded M-real Corporation's B+ rating to B. The outlook of the rating remains negative.

Downgrade has an annual impact of approximately EUR 2.3 million on M-real's current financing costs.

M-REAL CORPORATION

Further information
Seppo Parvi, CFO, tel +358 10 469 4321